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EXHIBIT 12

HASBRO, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges
Fiscal Years Ended in December

(Thousands of Dollars)

	2002	2001	2000	1999	1998
Earnings available for fixed charges:
Net earnings (loss)	$(170,674)	59,732	(144,631)	188,953	206,365
Add:
Cumulative effect of accounting change	245,732	1,066	—	—	—
Fixed charges	99,209	126,323	135,302	88,456	53,209
Taxes on income	29,030	35,401	(81,355)	84,892	97,113

Total	$203,297	222,522	(90,684)	362,301	356,687

Fixed charges:
Interest on long-term debt	$69,480	86,244	74,206	25,068	9,688
Other interest charges	8,019	17,444	40,215	44,272	26,423
Amortization of debt expense	1,843	3,031	1,724	425	121
Rental expense representative of interest factor	19,867	19,604	19,157	18,691	16,977

Total	$99,209	126,323	135,302	88,456	53,209

Ratio of earnings to fixed charges	2.05	1.76	(0.67)	4.10	6.70

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HASBRO, INC. AND SUBSIDIARIES Computation of Ratio of Earnings to Fixed Charges Fiscal Years Ended in December (Thousands of Dollars)